Exhibit 99.2

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
NOTICE IS HEREBY GIVEN that the annual general and special meeting (the "Meeting") of shareholders of MAG Silver Corp. (the "Company") will be held at The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, Canada V6C 3L5 at 10:00 a.m. (Pacific time) on Wednesday, June 15, 2016 for the following purposes:
•	To receive the report of the directors of the Company;
•	To receive the audited financial statements of the Company for the financial year ended December 31, 2015 and accompanying report of the auditor;
•	To elect the eight nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;
•	To appoint Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;
•	To approve the new Shareholder Rights Plan of the Company; and
•	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.
The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.
The directors of the Company have fixed May 13, 2016 as the record date for the Meeting (the "Record Date"). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.
If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 10:00 a.m. (Pacific time) on Monday, June 13, 2016 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman's discretion without notice.
If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the "Intermediary"), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.
DATED at Vancouver, British Columbia May 13, 2016.
MAG SILVER CORP.

by: "George Paspalas"
        George Paspalas
         President and Chief Executive Officer